Exhibit 99.1

Enerplus Announces Cash Dividend for May 2020

CALGARY, April 20, 2020 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announces that a cash dividend in the amount of CDN$0.01 per share will be payable on May 15, 2020 to all shareholders of record at the close of business on April 30, 2020. The ex-dividend date for this payment is April 29, 2020.

The CDN$0.01 per share dividend is equivalent to approximately US$0.01 per share if converted using the current Canadian/US dollar exchange rate of 0.7124. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/20/c5425.html

%CIK: 0001126874

For further information: Ian C. Dundas, President & Chief Executive Officer, Enerplus Corporation

CO: Enerplus Corporation

CNW 06:00e 20-APR-20